Exhibit 99.12

LOAN AGREEMENT

This Loan Agreement (“Agreement”) is made and entered into this 5th day of December 2011 by and between TITAN URANIUM USA INC., a Nevada corporation (“Borrower”), and ENERGY FUELS INC., a corporation organized under the laws of the Province of Ontario, Canada (“Lender”).

WHEREAS, Borrower has requested that Lender make available, and Lender has agreed to provide, to Borrower a loan of up to ONE MILLION DOLLARS in U.S. currency (US$1,000,000.00) (the “Loan”), subject to the terms and conditions of this Agreement and the other agreements and documents referred to and incorporated herein;

WHEREAS, through this Agreement, Borrower will provide to Lender a Secured Promissory Note (the “Note”), attached hereto as Exhibit A and incorporated herein by this reference, a Mortgage (the “Mortgage”) with respect to assets pledged as security by Borrower, attached hereto as Exhibit B and incorporated herein by this reference, a Guaranty Agreement (“Guaranty”) provided by TITAN URANIUM INC., a corporation organized under the laws of Canada, and such other documents as may be necessary to allow Lender to secure and perfect its security interest in the assets of Borrower;

NOW, THEREFORE, in consideration of the mutual covenants set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Borrower and Lender agree as follows:

ARTICLE I
DEFINITIONS

1.1 Definitions.

In addition to the terms defined elsewhere herein, the following terms shall have the following meanings for the purposes of this Agreement:

“Advance” or “Advances” shall mean any disbursement of the proceeds of the Loan to Borrower by Lender pursuant to the terms of this Agreement.

“Business Combination Agreement” shall mean that certain Business Combination Agreement of even date herewith by and between Lender and Titan Uranium Inc.

“Business Day” shall mean any day other than Saturday, Sunday, or recognized national holiday in the United States and/or Canada.

“Draw Request” shall mean a written request for any disbursement of Loan proceeds in the form attached hereto as Exhibit C or in such other format as is acceptable to Lender.

“Loan Document” shall mean this Agreement, the Note, the Mortgage, the Guaranty and other documents or instruments ancillary thereto (collectively the “Loan Documents”).

“Maturity Date” shall mean the earlier of the closing date of the Business Combination Agreement, or March 1, 2012.

“Obligations” shall mean the unpaid principal and interest on the Loan and all other indebtedness, obligations and liabilities of Borrower hereunder, whether direct or indirect, absolute or contingent, due, or to become due, that may arise in connection with this Agreement or other Loan Document.

“Sheep Mountain Property” shall mean that certain property located in the County of Fremont, Wyoming, and described in Exhibit D attached hereto and by this reference incorporated herein.

ARTICLE II
LOAN & DISBURSEMENT TO BORROWER

2.1 Agreement to Lend. Subject to the terms and conditions of this Agreement and satisfaction of all conditions precedent and relying upon the representations and warranties set forth in this Agreement, Borrower agrees to borrow the Loan from Lender and Lender agrees to lend the Loan to Borrower. The Loan shall be made through Advances from Lender to Borrower as more particularly set forth in Sections 2.5 and 2.6 below.

2.2 Use of Proceeds. Borrower shall use the proceeds of the Loan solely for the direct maintenance, operation and benefit of the Sheep Mountain Property under the procedures set forth in Sections 2.5 and 2.6 below. Any other use of the proceeds of the Loan by Borrower must be authorized by Lender in writing.

2.3 Note. Borrower shall execute and deliver to Lender the Note in the principal amount of the Loan in accordance with Section 4.2 below.

2.4 Initial Advance. Lender’s initial Advance under this Agreement shall be made subsequent to or concurrently with Pinetree Resource Partnership’s (“Pinetree”) advance of the second installment in the amount of Five Hundred Thousand Dollars (US$500,000) of its One Million Dollar (US$1,000,000) loan to Titan Uranium Inc. (“Titan”), pursuant to that certain Pinetree Bridge Loan dated October 27, 2011 by and between Pinetree and Titan (“Pinetree Bridge Loan”).

2.5 Procedure for Advances. Advances may be requested and made from time to time in accordance with the provisions set forth herein. To request an Advance, Borrower shall submit a completed Draw Request to Lender accompanied by the invoice(s) to be paid through the Advance. The Draw Request shall specify the amount of the Advance requested and shall reference the specific invoice(s) to which the Advance will be applied. In no event shall the Draw Request exceed the remaining available principal balance of the Loan. Together with such additional information as Lender may reasonably require, the Draw Request shall include a certification that, as of the date of the request, all representations and warranties contained in Article V of this Agreement continue to be true and correct, no Event of Default has occurred or is continuing hereunder, and Borrower continues to be in compliance in all respects with all other terms, covenants and conditions contained in the Loan Documents. The Draw Request shall be signed by a duly authorized representative of Borrower. The Draw Request shall be submitted to Lender not less than ten (10) Business Days prior to the earliest due date provided in the invoice(s) to which the Advance will be applied. Upon Lender’s review and approval of the Draw Request, Lender (at Lender’s sole discretion) shall make the Advance thereunder either directly to Borrower or by way of direct payment(s) on Borrower’s behalf to the payee(s) identified in the subject invoice(s). Any charges or fees for late payment of any invoice(s) shall be charged to the account of Borrower if and to the extent the late payment resulted from Borrower’s failure to follow the requirements of this Section 2.5. Each Draw Request shall be irrevocable once given and binding on the Borrower.

2.6 Frequency of Draw Requests and Advances. Unless otherwise authorized by the Lender in writing, Borrower may only submit one Draw Request to Lender each calendar month up to a maximum amount of US$500,000, and therefore, unless otherwise authorized by the Lender in writing, advances of the Loan shall be made no more frequently than once per calendar month.

2.7 Interest Rate.

(a) Interest Rate. Borrower shall pay interest on the unpaid principal balance of each Advance made by Lender for the period from and including the date of the making of such Advance to but excluding the Maturity Date at the Interest Rate calculated as set forth in Section 2.6(b) below.

(b) Interest Calculation. Interest shall accrue on the unpaid principal balance of each Advance at the rate of five percent (5.0%) per annum. Interest shall be calculated based on a three hundred and sixty-five (365) day calendar year and shall commence accruing from the date of the Advance until paid in full.

2.8 Repayment of Loan. Borrower shall pay the entire principal balance of the Loan together with all unpaid accrued interest and all other Obligations hereunder no later than the Maturity Date.

2.9 Prepayments. The Loan shall not be subject to prepayment by Borrower, in full or in part, prior to the Maturity Date without the prior written consent of Lender.

2.10 Method and Place of Payment or Advances.

(a) Payment to Lender. All payments and prepayments under this Agreement to be made to Lender shall be made on the date when due and shall be made by wire transfer or certified check sent via overnight delivery to the address set forth in Section 10.5 of this Agreement per Lender’s instructions.

(b) Advances to Borrower. All Advances under this Agreement to be made to Borrower shall be made on the date when due and shall be made by wire transfer or certified check sent via overnight delivery to the address set forth in Section 10.5 of this Agreement per Borrower’s instructions. However, in the event any representation or warranty made by Borrower in the Business Combination Agreement proves to be false or misleading in any material respect, or the Business Combination Agreement is terminated for any reason whatsoever, Lender shall not be required to make any further Advances hereunder and may pursue the remedies available in Section 9.2 of this Agreement.

ARTICLE III
SECURITY

3.1 Security. Borrower's Obligations to Lender under the Loan Documents shall be secured at all times by:

(a) a first priority Mortgage on that certain property located in Fremont County, Wyoming, and described in Exhibit D (the “Property”), together with all of Borrower’s right, title and interest in and to (i) all privileges, easements, rights of way, licenses, permits, water rights, minerals, franchises, tenements, improvements and appurtenances belonging or in any way appertaining to the Property; (ii) all rents, income, issues, profits, royalties and option payments in regard to the Property; (iii) all furniture, furnishings, fixtures, equipment, and all other personal property owned by Borrower now or hereafter located in, or on, used, or intended to be used in connection with the Property; (iv) all of the rights and interests of Borrower, whether now owned or hereafter acquired, in the Property; and (iv) the proceeds of any of the above (all of the foregoing are hereinafter referred to as the “Encumbered Property”); and

(b) The Guaranty by Titan Uranium Inc. (the “Guarantor”) attached hereto as Exhibit F and incorporated herein by this reference.

ARTICLE IV
CONDITIONS PRECEDENT

Lender’s obligations under this Agreement, including without limitation Lender’s obligation to make any Advances of the Loan, shall be subject to the satisfaction of the following conditions precedent (unless otherwise waived in writing by Lender):

4.1 Representations and Warranties. The representations and warranties set forth in this Agreement and all other Loan Documents shall be true and correct in all material respects on the date an Advance is made and during the term of this Agreement, and Borrower shall have performed all obligations that were to have been performed by it hereunder on or before the date the Advance is made.

4.2 Deliveries. Borrower shall have executed and delivered to Lender (or shall have caused to be executed and delivered to Lender) the following (each of which shall be in form and substance satisfactory to Lender in the reasonable exercise of its judgment):

(a)	a fully executed counterpart of this Agreement;
(b)	an original, fully executed Note;
(c)	a fully executed Mortgage;
(d)	a fully executed Guaranty;
(e)	a form of Draw Request for each Advance desired pursuant to Section 2.4 of this Agreement; and
(f)	such other documents as Lender may reasonably request.

4.3 No Default. No Event of Default shall have occurred and be then continuing.

ARTICLE V
REPRESENTATIONS AND WARRANTIES

In order to induce Lender to enter into this Agreement and to make the Advances provided for herein, Borrower hereby represents and warrants to Lender, with the understanding that Lender is relying upon such representations and warranties, that the following statements are true and correct:

5.1 Organization. Borrower is a corporation duly organized, validly existing and in good standing under the laws of Nevada, and Borrower has all requisite power and authority to execute, deliver and perform this Agreement and the other Loan Documents.

5.2 Authorization, Execution and Delivery; Enforceability. The execution, delivery and performance of this Agreement and each of the other Loan Documents to which Borrower is a party have been duly authorized by all requisite action required by Borrower’s organizational or constating documents. This Agreement and the other Loan Documents to which the Borrower is a party constitute the legal, valid and binding obligation of Borrower, enforceable in accordance with their terms, subject to bankruptcy, insolvency and similar laws affecting the enforceability of creditors’ rights generally and to general principles of equity.

5.3 Non-contravention. The execution and delivery by Borrower of this Agreement and the other Loan Documents and the consummation by Borrower of the transactions contemplated hereby and thereby will not (a) conflict with or violate the organizational documents of Borrower, (b) conflict with or violate any law applicable to Borrower or any transactions contemplated hereunder; or (c) conflict with or violate any agreement by which Borrower is bound.

5.4 No Litigation. There is no claim, action, suit, proceeding, inquiry, investigation, litigation or other proceeding, at law or in equity, pending or threatened in any court or other tribunal, state or federal, or before any arbitrator that in any manner raises any questions affecting the validity or enforceability of this Agreement or any other Loan Document or could materially or adversely affect the ability of Borrower to perform its obligations under this Agreement or any other Loan Document.

5.5 No Liabilities. Neither Borrower nor any member, manager, employee, representative, agent or contractor of Borrower has engaged in any activities respecting the Property that might constitute in any material respect a violation of any federal, state or local laws, regulations, permits, licenses or ordinances regulating, without limitation, air pollution, soil and water pollution, and the use, generation, storage, treatment and removal, handling or disposal of solid, hazardous or toxic substances, pollutants, contaminants, wastes or other materials. Borrower has not received any notice or decree, written or otherwise, from any governmental or quasi-governmental agency requiring the correction of any condition with respect to the Property, or any part thereof.

5.6 Title to Property. Borrower has good and valid title to the Encumbered Property free and clear of all liens, claims or encumbrances. Prior to entering into this Agreement, Borrower has not conveyed or attempted to convey the Encumbered Property or any right, title or interest therein to any person other than Lender.

5.7 Discharge of Liens and Taxes. Borrower has duly filed, paid and/or discharged all taxes or other claims that may be, constitute or become a lien on any of the Property or assets.

5.8 No Insolvency. Borrower is not insolvent, nor will it be rendered insolvent by the transactions contemplated by the Loan Documents. Borrower has never commenced a voluntary case, or been subject to an involuntary proceeding, or has never filed a petition seeking to take advantage of any law relating to bankruptcy, insolvency, reorganization or composition or readjustment of debts or appointment of a custodian, receiver, trustee, liquidator or the like.

5.9 No Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Loan or other transactions contemplated by this Agreement.

5.10 Business Combination Agreement. Borrower is not aware of any facts or circumstances that currently, or with the passage of time, would cause any of the foregoing representations and warranties, or any of the representations or warranties of Titan set forth in the Business Combination Agreement, to be in any manner incorrect, false or misleading.

ARTICLE VI
AFFIRMATIVE COVENANTS

From the date hereof and until final payment in full of the Obligations, Borrower agrees that it shall:

6.1 Business Continuity. Conduct its business in the ordinary course of business in substantially the same manner and locations as such business is now and has previously been conducted and maintain itself in good standing in the jurisdiction(s) in which it was formed and does business.

6.2 Maintain and Insure Property. Maintain, preserve and keep its Property and assets in good repair, working order, condition and standing consistent with industry practice, making all needed replacements, additions and improvements thereto, to the extent allowed by this Agreement; and maintain adequate insurance policies on the Property as Borrower reasonably deems appropriate.

6.3 Governmental Approvals. Maintain all governmental approvals, licenses, and permits necessary to carry out its operations and business in the ordinary course and timely make all filings and pay all fees necessary in order to maintain such approvals, licenses and permits in good standing.

6.4 Compliance with Law and Other Agreements. Maintain compliance with all applicable laws (including without limitation, all environmental laws) in all material respects and comply with all terms and conditions contained in other material agreements of which Borrower is a party.

6.5 Access to Books and Records. Allow Lender, or its agents, during normal business hours and upon prior written notice, access to the financial books, records and such other documents of Borrower as Lender shall reasonably require, and allow Lender, at Borrower's expense, to inspect, audit and examine the same and to make extracts therefrom and to make copies thereof.

6.6 Additional Assurances. From time to time hereafter execute and deliver or cause to be executed and delivered, such additional instruments, certificates and documents and take all such actions as Lender may reasonably request for the purpose of implementing or effectuating the provisions of this Agreement and all other Loan Documents.

6.7 Payment of Obligations. Pay and discharge when due all of its obligations, debts, expenses, taxes and liabilities except those which are being disputed in good faith.

6.8 Certain Notices. Promptly notify Lender upon becoming aware of the existence of an Event of Default (defined below) or circumstances that, with the passage of time, may become an Event of Default and notify Lender of other circumstances that could reasonably be expected to have a material adverse effect on its business, properties or financial condition (including any challenge to Lender's rights and priorities under the Mortgage).

ARTICLE VII
NEGATIVE COVENANTS

From the date hereof and until final payment in full of the Obligations, Borrower agrees that it shall not:

7.1 Additional Indebtedness. Create or incur any new or additional indebtedness or liabilities, contingent or direct, other than the Pinetree Bridge Loan described in Section 2.4 hereof and amounts payable in the ordinary course of business without Lender’s prior written consent.

7.2 Encumbrances. Create, assume or permit to exist any mortgage, security deed, deed of trust, pledge, lien, charge or other encumbrance on its Property or assets that have been pledged to Lender to secure its Obligations under any of the Loan Documents, whether now owned or hereafter acquired.

7.3 Other Agreements. Default on any other agreements or obligations or the Business Combination Agreement.

ARTICLE VIII
INDEMNIFICATION

8.1 Indemnification. Borrower shall indemnify and hold harmless Lender and its affiliates, and Lender's officers, directors, employees, attorneys, agents and representatives (each, an "Indemnified Person"), from and against any and all suits, actions, proceedings, claims, damages, losses, liabilities and expenses (including reasonable attorneys' fees and disbursements and other costs of investigation or defense, including those incurred upon any appeal) that may be instituted or asserted against or incurred by any such Indemnified Person as the result of credit having been extended, suspended or terminated in accordance with this Agreement and the other Loan Documents and the administration of such credit, and in connection with or arising out of the transactions contemplated hereunder and thereunder and any actions or failures to act in connection therewith, including any and all environmental liabilities and legal costs and expenses arising out of or incurred in connection with disputes between or among any parties to any of the Loan Documents; provided, Borrower shall not be liable for any indemnification to an Indemnified Person to the extent that any such suit, action, proceeding, claim, damage, loss, liability or expense has been determined by a final, non-appealable judgment of a court of competent jurisdiction to have resulted from that Indemnified Person's negligence or willful misconduct.

ARTICLE IX
EVENTS OF DEFAULT

9.1 Event of Default. The Obligations, including the entire unpaid principal of the Loan and the interest then accrued thereon, shall become and be immediately due and payable upon the written demand of Lender without any other notice or demand of any kind or any presentment or protest, if any one of the following events (hereinafter an “Event of Default”) shall occur and be continuing at the time of such demand:

(a)	Non-Payment of Loan. Borrower fails to make full payment on the Obligations upon the Maturity Date.

(b)

Incorrect Representation or Warranty. Any representation or warranty made by Borrower in this Agreement or any other Loan Document or other instrument furnished in connection with this Agreement proves to be false or misleading in any material respect when made.

(c)

Default in Covenants. Borrower defaults in the performance in any material respect of any term, covenant or agreement contained in this Agreement or any other Loan Document or other instrument furnished in connection with this Agreement.

(d)

Voluntary Insolvency. Borrower becomes insolvent or ceases to pay its debts as they mature or voluntarily files a petition in bankruptcy, or a petition or an answer seeking reorganization or an arrangement with creditors or to take advantage of any bankruptcy, reorganization, insolvency, readjustment of debt, dissolution or liquidation law or statute, or an answer admitting the material allegations of a petition filed against it in any proceeding under any such law, or corporate action is taken for the purpose of effecting any of the foregoing.

(e)

Involuntary Insolvency. An involuntary petition is filed against Borrower seeking reorganization of Borrower or the appointment of a receiver, trustee, custodian or liquidator of Borrower or any material part of its Property or assets, or an involuntary petition under any bankruptcy, reorganization or insolvency law of any jurisdiction, whether now or hereafter in effect.

9.2 Remedies. Upon the occurrence and during the continuance of an Event of Default, Lender may declare the Obligations (if not then due and payable) to be immediately due and payable, and upon such declaration, the same shall be immediately due and payable. Upon the occurrence and during the continuance of an Event of Default, Lender may proceed to protect and enforce its rights as a secured party under all applicable laws or under the Loan Documents by such suits, actions or special proceedings in equity or at law, either for the specific performance of any covenant or agreement contained herein or in aid or execution of any power herein granted or for the enforcement of any proper legal or equitable remedy as Lender may deem most effective to protect and enforce such rights. Without limiting the generality of the foregoing, Lender shall have the right to bring a legal action to require Borrower to perform its obligations under this Agreement. Lender shall have all rights, powers and remedies available under the terms of the Loan Documents and applicable law.

In the enforcement of any remedy under the Loan Documents, to the extent permitted by law, Lender shall be entitled to sue for, enforce payment of and receive any and all amounts then or during any default becoming, and at any time remaining, due from Borrower for principal, interest or otherwise under any of the provisions of the Loan Documents then unpaid, with interest on overdue payments of principal and interest (to the extent permitted by law), together with any and all costs and expenses of collection and of all proceedings hereunder and under the Note (including, without limitation, reasonable legal fees in all proceedings, including administrative, appellate and bankruptcy proceedings), without prejudice to any other right or remedy of Lender, and to recover and enforce any judgment or decree against Borrower, but solely as provided herein and in the Note, for any portion of such amounts remaining unpaid and interest, costs, and expenses as above provided, and to collect in any manner provided by law, the monies adjudged or decreed to be payable.

9.3 Remedies Not Exclusive. No remedy herein conferred upon or reserved to Lender is intended to be exclusive of any other remedy or remedies herein provided, and each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder.

9.4 Waivers. No delay or omission of Lender to exercise any right or power accruing upon any Event of Default or other breach shall impair any such right or power or shall be construed to be a waiver of any such default or any acquiescence therein; and every power and remedy given by this Agreement to Lender may be exercised from time to time and as often as may be deemed expedient.

Lender may waive any Event of Default or other breach that in its opinion has been remedied before the entry of final judgment or decree in any suit, action or proceeding instituted by it under the provisions of this Agreement or before the completion of the enforcement of any other remedy under this Agreement, but no such waiver shall be effective unless in writing and no such waiver shall extend to or affect any other existing or any subsequent Events of Default or impair any rights or remedies consequent thereon.

ARTICLE X
MISCELLANEOUS

10.1 Covenants of Borrower; Successors. All of the covenants, stipulations, obligations and agreements contained in this Agreement shall be deemed to be covenants, stipulations, obligations and agreements of Borrower to the full extent authorized or permitted by law, and all such covenants, stipulations, obligations and agreements shall be binding upon the successors or assigns thereof from time to time, and upon any officer, board, commission, authority, agency or instrumentality to whom or to which any power or duty affecting such covenants, stipulations, obligations and agreements shall be transferred by or in accordance with law.

10.2 Term of Agreement. This Agreement shall be in full force and effect from the date hereof until the Loan and all other Obligations, including interest, have been paid in full.

10.3 Governing Law and Consent to Jurisdiction. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Wyoming without giving effect to its conflict of laws provisions. Borrower hereby consents to jurisdiction of the state and federal courts of the State of Wyoming as to any and all matters arising in any way in connection with this Agreement, the Note, the Mortgage or any other instrument in connection herewith.

10.4 Assignment. This Agreement shall not be assigned by Borrower (a) without the prior written consent of Lender which consent may be withheld for any reason in its sole discretion, and (b) without obtaining any regulatory approvals that may be required. This Agreement shall apply to, inure to the benefit of, and bind all parties hereto, and their respective successors and permitted assigns.

10.5 Notices. All notices, requests, demands, claims, certificates and other communications hereunder shall be in writing and sufficiently given and shall be deemed given when hand delivered; delivered by certified or registered mail (first class postage pre-paid), guaranteed overnight delivery; delivered by facsimile transmission or delivered by email of a “.pdf” format data file to the appropriate part at the addresses, facsimile numbers and email addresses of the parties listed below:

(a)	As to Borrower:	Titan Uranium USA Inc.
c/o Titan Uranium Inc.
3rd Floor- Bellevue Centre
235- 15th Street
West Vancouver, British Columbia V7T 2X1
Attention: Chris M. Healey
Facsimile: (604)-921-1898
Email: cmhealey@titanuranium.com

(b)	As to Lender:	Energy Fuels Resources Inc.
44 Union Blvd. Suite 600
Lakewood, Colorado 80228
Attention: Stephen P. Antony
Facsimile: (303)-974-2141
Email: s.antony@energyfuels.com

(c)	As to Guarantor:	Titan Uranium Inc.
3rd Floor- Bellevue Centre
235- 15th Street
West Vancouver, British Columbia V7T 2X1
Attention: Chris M. Healey
Facsimile: (604)-921-1898
Email: cmhealey@titanuranium.com

10.6 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and together shall constitute one and the same instrument. A facsimile transmission or e-mail delivery or a “.pdf” format data file shall be given the same legal force and effect as original signatures.

10.7 Amendments. This Agreement may be amended or supplemented from time to time only by a writing duly executed by both Borrower and Lender.

10.8 Severability. If any term or provision of this Agreement or any other Loan Document is held by a court of competent jurisdiction or other authority to be illegal or invalid, such illegality or invalidity shall not affect the legality or validity of the remaining terms and provisions of this Agreement or any other Loan Document. If the final judgment of a court of competent jurisdiction or other authority declares that any term or provision of this Agreement or any Loan Document is illegal or invalid, the parties agree that the court making such determination shall have the power to and shall, subject to the discretion of such court, reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any illegal or invalid term or provision with a term or provision that is legal and valid and that comes closest to expressing the intention of the illegal or invalid term or provision.

10.9 Incorporation by Reference. This Agreement constitutes the full understanding between the parties hereto with respect to the subject matter hereof; and no statements, written or oral, made prior to or at the signing hereof shall vary or modify the terms hereof. No amendment, modification or release from any provision hereof shall be effective unless in writing and executed by the party to be charged therewith and shall be effective only in the specific instance and for the specific purpose for which given. All of the terms and obligations of the Exhibits hereto are hereby incorporated herein by reference as if all of the foregoing were fully set forth in this Agreement. All recitals appearing at the beginning of this Agreement are hereby incorporated herein by reference.

10.10 ADVICE OF COUNSEL. EACH PARTY ACKNOWLEDGES THAT IT HAS BEEN ADVISED BY ITS OWN ATTORNEY OR HAS HAD AN OPPORTUNITY TO CONSULT WITH AN ATTORNEY WITH RESPECT TO THE TRANSACTION GOVERNED BY THIS AGREEMENT.

10.11 WAIVER OF JURY TRIAL. LENDER AND BORROWER HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THE RIGHT EITHER MAY HAVE TO TRIAL BY JURY IN RESPECT TO ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT AND ANY AGREEMENT CONTEMPLATED TO BE EXECUTED IN CONJUNCTION HEREWITH, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER ORAL OR WRITTEN) OR ACTIONS OF EITHER PARTY. BORROWER ACKNOWLEDGES THAT THIS WAIVER OF JURY TRIAL IS A MATERIAL INDUCEMENT TO LENDER IN EXTENDING CREDIT TO BORROWER, THAT LENDER WOULD NOT HAVE EXTENDED SUCH CREDIT WITHOUT THIS JURY TRIAL WAIVER, AND THAT BORROWER HAS BEEN REPRESENTED BY AN ATTORNEY OR HAS HAD AN OPPORTUNITY TO CONSULT WITH AN ATTORNEY IN CONNECTION WITH THIS JURY TRIAL WAIVER AND UNDERSTANDS THE LEGAL EFFECT OF THIS WAIVER.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Loan Agreement to be duly executed as of the date first set forth herein.

Borrower:

TITAN URANIUM USA INC., a Nevada corporation

By: (signed) “Chris M. Healey”
Name: Chris M. Healey
Title: President and Chief Executive Officer

Lender:

ENERGY FUELS INC., an Ontario corporation

By: (signed) “Stephen P. Antony”
Name: Stephen P. Antony
Title: President and Chief Executive Officer